UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2021

Commission File Number: 001-40875

NUVEI CORPORATION

(Exact name of registrant as specified in charter)

1100 René-Lévesque Boulevard West, Suite 900

Montreal, Quebec H3B 4N4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐  Form 20-F            ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

The independent auditor’s report of PricewaterhouseCoopers LLP dated March 9, 2021, relating to the audited consolidated financial statements of the Registrant as of December 31, 2020 and 2019 and for each of the years then ended that is being furnished as an exhibit to this report on Form 6-K, was prepared in accordance with applicable Quebec provincial licensing requirements only. Such report contains certain additional information that is not required to be included in the report of independent auditors being filed with the Securities and Exchange Commission as part of the Registrant’s Form F-10.

EXHIBIT LIST

Exhibit	Description

99.1	PricewaterhouseCoopers LLP - Report of independent auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nuvei Corporation

Date: October 5, 2021	By:	/s/ David Schwartz
		Name	David Schwartz
		Title:	Chief Financial Officer